EOS INC.

7F-1, No.162, Sec 2 Zhongshan N. Road, Zhongshan District,

Taipei City 10452, Taiwan

April 8, 2021

Form RW

VIA EMAIL AND EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Attention: Jason L. Drory

Re:	EOS Inc.

Registration Statement on Form S-1 (File No. 333-234183)

Application for Withdrawal

Dear Mr. Drory:

On behalf of EOS Inc., a Nevada corporation (“Company”), I hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-234183), as initially filed with the Securities and Exchange Commission (“Commission”) on October 11, 2019 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned via email at eosinc@eosinc999.com, with a copy to Matthew McMurdo of McMurdo Law Group LLC via email at matt@nannaronelaw.com.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Matthew McMurdo at (917) 318-2865 or matt@nannaronelaw.com.

Sincerely,

EOS Inc.

/s/ He-Siang Yang

By: He-Siang Yang

Title: Chief Executive Officer and

Chief Financial Officer

(Principal Executive Officer and

Principal Financial and Accounting Officer)